OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(A)
PACIFIC PREMIER BANCORP, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
69478X105
(CUSIP Number)

copy to:
V. Charles Jackson Security Pacific Bancorp 12121 Wilshire Boulevard, Suite 1350 Los Angeles, CA 90025 (310) 622-7654	Afshin Hakim, Esq. Namco Capital Group, Inc. 12121 Wilshire Blvd., Suite 1400 Los Angeles, CA 90025 (310) 207-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 16, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69478X105

1	NAMES OF REPORTING PERSONS: Security Pacific Bancorp

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
FEIN: 33-0874002

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,572,202**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,572,202**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,572,202**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

24.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
** Includes 1,166,400 shares of common stock which are issuable to Security Pacific Bancorp upon exercise of its warrant. The Issuer’s Certificate of Incorporation states that record holders of common stock who beneficially own in excess of 10% of the outstanding shares of common stock (the “Limit”) are not entitled to vote shares held in excess of the Limit.

CUSIP No.	69478X105

1	NAMES OF REPORTING PERSONS: Ezri Namvar

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,572,202**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,572,202**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,572,202**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

24.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
**Includes 1,166,400 shares of common stock which are issuable to Security Pacific Bancorp upon exercise of its warrant. The Issuer’s Certificate of Incorporation states that record holders of common stock who beneficially own in excess of 10% of the outstanding shares of common stock (the “Limit”) are not entitled to vote shares in excess of the Limit.

CUSIP No.	69478X105
     This Amendment No. 4 amends the Schedule 13D filed on April 3, 2007 (the “Initial Schedule 13D”) by Security Pacific Bancorp (the “Company”) and Ezri Namvar collectively, the “Reporting Persons”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Pacific Premier Bancorp, Inc., f/k/a LIFE Financial Corporation, a Delaware corporation (the “Issuer”), Amendment No. 1 to the Initial Schedule 13D filed on June 1, 2007, Amendment No. 2 to the Initial Schedule 13D filed on July 13, 2007 and Amendment No. 3 to the Initial Schedule 13D filed on July 26, 2007. References to this “Schedule 13D” are to the Initial Schedule 13D as amended by the aforementioned amendments and this Amendment No. 4. Capitalized terms used but not defined in this Amendment No. 4 shall have the meaning given in the Initial Schedule 13D.
ITEM 3. See Item 4 below, discussion of Margin Loan.
ITEM 4. Purpose of Transaction.
     The Company acquired the Warrant and the Common Stock of the Issuer for investment purposes and to gain a significant equity interest in the Issuer.
     As bank holding companies, the Issuer and the Company are subject to extensive supervision and regulation by bank regulatory authorities. The Company received the necessary bank regulatory approvals to acquire the Warrant and additional shares of the Common Stock representing up to 24.9% of the aggregate of the outstanding shares of Common Stock and the shares of the Common Stock underlying the Warrant. The acquisition of shares by the Company (other than by exercising the Warrant) representing more than 24.9% of the Common Stock and the exercise of the Warrant would require additional bank regulatory approvals.
     Subject to receiving the necessary bank regulatory approvals and satisfying applicable federal and state bank regulatory requirements, and depending on several factors, including the prospects of the Issuer, general market and economic conditions, the Limit (as defined on page 2 and 3 of this Amendment No. 4) and other factors deemed relevant, the Reporting Persons and their affiliates may (i) exercise the Warrant, in whole or in part, to acquire some or all of the 1,166,400 shares of the Common Stock underlying the Warrant, (ii) transfer the Warrant, in whole or in part, (iii) continue to hold the Warrant, (iv) acquire additional shares of the Common Stock, (v) dispose of some or all of the shares of Common Stock, (vi) continue to hold the shares of the Common Stock or (vii) obtain loans for which some or all of the shares of the Common Stock would be pledged as collateral.
     On August 16, 2007, the Company pledged 402,802 shares of the Common Stock as collateral to secure a margin loan from Pershing LLC (the “Margin Loan”). The Company intends to use the proceeds from the Margin Loan for working capital purposes. The Company may prepay the Margin Loan at any time and may, from time to time, enter into other margin loan arrangements with respect to the shares of the Common Stock.
     Other than as set forth in this Item 4, the Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
ITEM 5. Interest in Securities of the Issuer.
     (a) As of August 16, 2007, each of the Reporting Persons is the beneficial owner of 1,572,202 shares of Common Stock (which includes 1,166,400 shares of Common Stock that the Company has the right to acquire pursuant to the Warrant). Based upon information available to

CUSIP No.	69478X105
the Reporting Persons, the Issuer had approximately 5,163,488 shares of Common Stock outstanding as of August 14, 2007. Therefore, the 1,572,202 shares of Common Stock beneficially owned by the Reporting Persons constitutes approximately 24.8% of the 5,163,488 shares of Common Stock outstanding as of August 14, 2007, giving effect to the issuance of 1,166,400 shares upon exercise of the Warrant.
     (b) The Reporting Persons share the power to vote and dispose of all of the shares of Common Stock beneficially owned by them.
     (c) Other than as described in Item 4, none of the Reporting Persons engaged in any transactions in the Common Stock since the date on which Amendment No. 3 was filed on July 26, 2007.
     (d) Not applicable.
     (e) Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Except for the Margin Loan described above in Item 4, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) among them or between them and any person which are required to be reported pursuant to Item 6 of the Instructions to Schedule 13D.

CUSIP No.	69478X105
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2007	Security Pacific Bancorp, A California corporation
	By:	/s/ V. Charles Jackson
	Name:	V. Charles Jackson
	Title:	CEO

EZRI NAMVAR
/s/ Ezri Namvar

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)